Mail Stop 6010

June 14, 2007

Via Facsimile and U.S. Mail

Ms. Van Thuy Tran
Chief Executive Officer
Veritec, Inc.
2445 Winnetka Avenue North
Golden Valley, MN   55427

> **Re: Veritec, Inc.**
> **Form 10-KSB for the fiscal year ended June 30, 2006**
> **Filed November 15, 2006**
> **Form 10-QSB for the period ended March 31, 2007**
> **File No. 0-27368**

Dear Ms. Tran:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2006

Financial Statements, page 19

1.   Please tell us how your accounting considered the requirements of paragraphs 21 – 34 of
        SOP 90-7. For example, we note that you do not distinguish prepetition liabilities subject
        to compromise from those that are not and postpetition liabilities consistent with
        paragraph 23 of SOP 90-7. In addition, under that same paragraph, we note that you
        should reflect liabilities affected by the plan at the amounts expected to be allowed.

Consolidated Statements of Operations, page 22

2.   We note that you classified the debt forgiveness as 'Settlement with creditors' within
        other non-operating income and expenses. Please tell us how you considered paragraph
        41 of SOP 90-7 in your classification of this item.

Revenue Recognition, page 28

3.   Please tell us and describe in future filings your major revenue-generating products,
        services, or arrangements clearly. For major contracts or groups of similar contracts,
        disclose essential terms, including payment terms and unusual provisions or conditions.

4.   Please also tell us and disclose in future filings how and when you recognize amounts
        from your arrangement with VData. In this regard, please separately discuss payments
        made in settlement of infringement claims and license fees.

5.   From your disclosure it appears that in addition to selling customized software, you are
        also a reseller of products. Please tell us whether your software has SOP 97-2 and/or
        SOP 81-1 elements. Explain your response. Discuss how you considered EITF 00-21
        and SOP 81-1 and 97-2 in your software revenue recognition policies. Please also clarify
        your revenue recognition policy in future filings.

6.   Additionally, please tell us and identify in future filings the contract elements permitting
        separate revenue recognition, and describe how you distinguished them. Explain how
        you allocate contract revenue among the elements.

Stock-based Compensation, page 29

7.   Please revise future filings to disclose securities that could potentially dilute basic EPS in
        the future that were not included in the computation of diluted EPS because to do so
        would have been antidilutive for the periods presented, consistent with paragraph 40(c)
        of SFAS 128.

8.   Please tell us and revise future filings to disclose the adoption method used for SFAS 123R.

Note 3. Discontinued Operations, page 30

9.   In future filings please include all of the disclosures required by paragraph 47 of SFAS 144.

Note 8. Stockholders' Equity, page 32

10.   Please disclose the following in future filings, or tell us why you did not disclose this information:

·   The weighted-average grant-date fair value of equity options or other equity instruments granted during each year for which you provide an income statement and, for those same periods, the total intrinsic value of options exercised and the total fair value of shares vested during the years, consistent with paragraph A240(c) of SFAS 123R.

·   For fully vested share options and share options you expect to vest at the date of the latest statement of financial position, the number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of options outstanding, as well as the number, weighted-average exercise price, aggregate intrinsic value, and weighted-average remaining contractual term of options currently exercisable, consistent with paragraph A240(d) of SFAS 123R.

·   A discussion of the method used to incorporate the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior into the fair value of the instrument, consistent with paragraph A240(e) of SFAS 123R. In this regard, please also refer to SAB Topic 14D.

·   The method you used to estimate volatility, consistent with paragraph A240(e) of SFAS 123R. In this regard, please also refer to Question 5 of SAB Topic 14D(1).

11.   We note that you used a volatility rate of 7.39%. Please tell us the methods you used to estimate your volatility. Your response should explain how you considered SAB Topic 14D(1) in the selection of your methods. Please also see the similar comment below on the volatility used in your March 31, 2007 Form 10-QSB.

Note 9 – Concentrations, page 33

Foreign Revenues, page 34

12.   Please revise future filings to disclose, consistent with paragraph 38 of SFAS 131, revenues from external customers attributed to an individual foreign country if material and the basis for attributing revenues from external customers to individual countries.

13.　　Please also revise future filings to disclose, consistent with paragraph 38 of SFAS 131, and as applicable, your long-lived assets located in all foreign countries in total in which you hold assets. If assets in an individual foreign country are material, you should disclose those assets separately.

Item 8A - Controls and Procedures, page 39

14.　　We note your statement in the last paragraph that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met". Please revise future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

15.　　Further, it is not clear why you refer to your former chief financial officer in the last paragraph on this page since your current chief financial officer provide the certification in exhibit 31.1. Please revise future filings to clarify.

Exhibits 31.1 and 31.2

16.　　We note the following:

·　　You have deleted the language "of internal control over financial reporting" in paragraph 5.
·　　You have deleted the language "and material weaknesses" in paragraph 5(a).
·　　You have added the words "data and have identified for the registrant's auditors any material weaknesses in internal controls" in paragraph 5(a).
·　　You have deleted the word "information" from paragraph 5(a).
·　　You have added an 's' to "role" in paragraph 5(b).
·　　You modified the Exchange Act rule references in the introductory language in paragraph 4.
·　　You delete the language "(the small business issuer's fourth fiscal quarter in the case of an annual report)" in paragraph 4(c).
·　　You replaced the word "report" with the words "annual report" in paragraphs 2, 3 and 4 of the certification.
·　　You replaced the word "small business issuer" with "registrant".
·　　You added the word "consolidated" in paragraph 3.
·　　You are missing a comma and have added the words "based on our evaluation" to paragraph 4(b).

·   You have added punctuation to paragraph 4(c).

Please file an amendment to the June 30, 2006 Form 10-KSB that includes the entire periodic report and new, corrected certifications.

Form 10-QSB for the Quarterly Period Ended March 31, 2007

Financial Statements, page 1

Note D. Significant Accounting Policies, page 6

17.   Please tell us the nature of the amounts included in infringement revenue and discuss why you believe these amounts are properly classified as revenues as opposed to a gain from settlement of litigation. In light of the disclosure that your patents are being reexamined by the U.S. Patent and Trademark Office as disclosed on page 11, please tell us whether any of the infringement amounts are refundable.

18.   On page 13 you disclose that you amortize the cost of your software licenses over five years "unless it can be determined by management that the life of the license is either more or less than five years." You should amortize the software over its estimated useful life, consistent with paragraph 11 of SFAS 142. Please revise, or tell us why your current methodology complies with GAAP.

Note F. Stock-Based Compensation, page 7

19.   We note that you used a volatility rate of 4.15%. You disclose that the rate "was extracted from the small market capitalization of the Dow Jones Indexes under the computer service subsector." As such, it appears that you relied exclusively on implied volatility. Please tell us how you considered Questions 3 -4 of SAB Topic 14D(1) in determining to rely exclusively on implied volatility.

20.   Further, with respect to your use of the volatility of an index, as noted in paragraph A22 of SFAS 123R and Question 6 of SAB Topic 14D(1), you should not substitute the volatility of an index for the expected volatility of your share price because of the effects of diversification that are present in an industry sector index. Please either revise, or tell us why your volatility assumptions do comply with SFAS 123R and SAB Topic 14.

Exhibit 31

21.   We note the added language after paragraph 5(b) and before your signatures. We also note that the word "are" in paragraph 4 was changed to "am." In future filings, the wording in the required certifications must be in the exact form prescribed.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

Exhibits 31.1 and 31.2

22.   We noted problems similar to those described above with respect to your June 30, 2006 Form 10-KSB in the certifications included in your June 30, 2005 Form 10-KSB. Please file an amendment to the June 30, 2005 Form 10-KSB that includes the entire periodic report and new, corrected certifications.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant